UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstrasse 76

80935 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On January 2, 2024, Sono Group N.V. (the “Company”) issued a table containing tabulations of the votes cast at the Company’s annual general meeting, held on December 29, 2023 (the “AGM”).

At the AGM, the three newest members of the Company’s supervisory board – Sandra Vogt-Sasse, Martin Sabbione and Thomas Wiedermann – were formally appointed. Ms. Vogt-Sasse, Mr. Sabbione and Mr. Wiedermann have been members of the Company’s supervisory board since September 11, 2023, when they were appointed on a provisional basis until their formal appointment at an annual general meeting of shareholders.

About This Document

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Exhibit	Description of Exhibit

99.1	Tabulations of the votes cast at the Company’s annual general meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ Jona Christians
	Name:	Jona Christians
	Title:	Chief Executive Officer and Member of the Management Board

By	/s/ Torsten Kiedel
	Name:	Torsten Kiedel
	Title:	Chief Financial Officer and Member of the Management Board

January 2, 2024